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                              April 15, 2021

       Daniel Zwirn
       Chief Executive Officer
       Arena Fortify Acquisition Corp.
       405 Lexington Avenue, 59th Floor
       New York, NY 10174

                                                        Re: Arena Fortify
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254532

       Dear Mr. Zwirn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Principal Stockholders, page 126

   1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or
investment control over the shares held by Cowen Investments II LLC and Intrepid Financial
Partners, L.L.C. Refer to Item 403 of Regulation S-K and
                                                        Exchange Act Rule
13d-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Daniel Zwirn
Arena Fortify Acquisition Corp.
April 15, 2021
Page 2

statement.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer
Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-
551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Zwirn
                                                            Division of
Corporation Finance
Comapany NameArena Fortify Acquisition Corp.
                                                            Office of Energy &
Transportation
April 15, 2021 Page 2
cc:       Julian Seiguer
FirstName LastName